FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	December	…………………………………………………… ,	2011	..

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-………………..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	December 26, 2011.	By ……/s/…… Masashiro Kobayashi………
(Signature)*

Masashiro Kobayashi
Deputy Senior General Manager
Global Finance Accounting Center
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	Notice Regarding Projected Dividend for the Fiscal Year Ending December 31, 2011 (the 111th Business Term)

December 26, 2011

Canon Inc. Chairman & CEO: Fujio Mitarai Securities code: 7751 [Tokyo (First Section) and other Stock Exchanges]

Inquiries: Toshihide Aoki General Manager Consolidated Accounting Division Finance & Accounting Headquarters +81-3-3758-2111

Notice Regarding Projected Dividend for the Fiscal Year Ending December 31, 2011

(the 111th Business Term)

At a Board of Directors meeting held on December 26, 2011, Canon Inc. (the “Company”) passed a resolution regarding the projected year-end dividend per share for the fiscal year ending December 31, 2011 (the 111th Business Term) as follows.

1.	Basic Policy Regarding Profit Distribution and Dividend for the Period

The Company works to provide a stable and active profit return to shareholders, mainly in the form of a dividend, taking into consideration medium-term profit forecasts along with planned future investments, cash flow and other factors.

In the fiscal year ending December 31, 2011, thanks to comprehensive cash flow management, the Company realized a further improvement in management efficiency and generated adequate cash on hand, despite the yen’s appreciation and the Great East Japan Earthquake. Reflecting this situation, to provide a stable and active profit return to shareholders, the Company plans to distribute a year-end dividend of 60.00 yen per share, which is the same amount as its mid-term dividend. As a result, the full-year dividend amount for the fiscal year ending December 31, 2011, will be the same as the fiscal year ending December 31, 2010.

The Company’s projection for consolidated results for the fiscal year ending December 31, 2011, is provided below and remains unchanged since being announced on October 25, 2011.

2.	Details of the Revision

Dividend per share
Record date	Mid-term	Year-end	Full Year
Previous projection		Not yet determined	Not yet determined
Current projection		60.00 yen	120.00 yen
Actual	60.00 yen
Previous year’s dividend payout (Fiscal year ending December 31, 2010)	55.00 yen	65.00 yen	120.00 yen

For reference, projected consolidated results for the fiscal year ending December 31, 2011 (announced October 25, 2011)

(Millions of yen, except per share amounts)

	Fiscal year ending December 31, 2011	Percent change (year-over-year)
Net sales	3,650,000	-1.5%
Operating profit	360,000	-7.1%
Income before income taxes	350,000	-10.9%
Net income attributable to Canon Inc.	230,000	-6.7%
Net income attributable to Canon Inc. stockholders per share	191.43

This notice contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this notice. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.